

December 20, 2010

Andrew T. Semmelman, Esq.
Senior Vice President
Chase Bank USA, National Association
201 North Walnut St.
Wilmington, DE 19801

>   **Re: Chase Bank USA, National Association**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed December 17, 2010**
>   **File No. 333-170794**

Dear Mr. Semmelman:

We have received your response to our comment letter to you dated December 6, 2010 and have the following additional comment. Please note that the page numbers below refer to the marked copy of your filing provided by counsel.

Base Prospectus

Origination, page 34

1. We note your response to prior comment 9 and your statement that "each such acquired account will also be subject to terms and conditions that are consistent with those applicable to an account originated by the Depositor and will continue to operate under those terms and conditions for as long as it is being held by the Depositor." However, disclosure on page 35 states that "[t]here can be no assurance that revolving credit card accounts so acquired were originated in a manner consistent with Chase USA's underwriting policies or that the underwriting and qualification of those credit card accounts conformed to any given standards." Please revise to remove the inconsistencies. Additionally, tell us the approximate percentage of the asset pool that will comprise of credit card accounts acquired from other financial institutions.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Andrew M. Faulkner, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile (917) 777-2853